FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For period ending February 20, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






         Notification of Transactions of Directors, Persons Discharging
                 Managerial Responsibility or Connected Persons


The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 19 February 2008 of an increase in their notional interests in Ordinary shares at a price of GBP11.04 per share and Ordinary Share ADRs at a price of $43.66 per ADR following the notional re-investment of the dividend to which shareholders entered on the register of members at the close of business on 15 February 2008 are entitled to receive.


                            Ordinary shares            ADRs
Dr J-P Garnier*                                      10,082.53
Mr A P Witty*                 3,688.75
Mr R M Bondy                  3,569.48
Mr J M Clarke                 2,760.79
Mr M Dunoyer                  1,344.35
Mr E J Gray                     547.01
Mr J S Heslop*                3,354.38
Mr D Learmouth                  491.97
Dr M Slaoui*                    599.07                1,019.65
Dr R G Greig                                          1,148.27
Mr W C Louv                                             532.06
Mr D J Phelan                                         1,768.34
Dr D Pulman                                           1,148.27
Mr D M Stout                                          4,212.02
Mr C Viehbacher*                                      1,827.45

* denotes the individual is an Executive Director

Dr Slaoui's connected person, who is also an employee of the Company, also received 52.17 Ordinary shares and 23.20 ADRs following the notional reinvestment of the aforementioned dividend.



The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.



This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).



S M Bicknell
Company Secretary


20 February 2008



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 20, 2008                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc